

July 26, 2013

Via Email
Paul Interrante
Chief Executive Officer
SMSA Gainesville Acquisition Corp.
5956 Sherry Lane, Suite 1000
Dallas, TX 75225

      Re: SMSA Gainesville Acquisition Corp.
             Item 4.01 Form 8-K
             Filed July 24, 2012
             File No. 000-53803

Dear Mr. Interrante:

We note that your financial statements for the years ended 2012 and 2011 were audited by S.W. Hatfield, CPA. Effective July 11, 2013, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of S.W. Hatfield, CPA. You can find a copy of the order at http://pcaobus.org/Enforcement/Adjudicated/Documents/S.W._Hatfield.pdf

As S.W. Hatfield, CPA is no longer registered with the PCAOB, you may not include its audit reports or consents in your filings with the Commission. If S.W. Hatfield, CPA audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

Please file an amended Item 4.01 Form 8-K to indicate that the PCAOB has revoked the registration of your prior auditor, S.W. Hatfield, CPA. We believe the revocation of the accountant's PCAOB registration and the reasons thereto would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading.

If you are unable to obtain amended Exhibit 16 letter for an amended Form 8-K – please disclose this fact in the Form 8-K.

Once you explain S.W. Hatfield, CPA's registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Your Form 8-K should be filed within four business days of receipt of this letter. Please advise us as to how you intend to address any re-audit requirements no later than August 9, 2013. If you have any questions, please contact Scott Stringer, Staff Accountant at 202-551-3272.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant